February 11, 2005


Via Edgar and Facsimile (202) 942-9638
--------------------------------------

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549
Attn:  Lillian Brown

Re:      IR Biosciences Holdings, Inc.
         Schedule TO-I (File No. 005-40624)

Dear Ms. Brown:

On behalf of IR Biosciences Holdings, Inc., a Delaware corporation (the "Company"), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the Company's Schedule TO-I (File No. 005-40624) ("Amendment No. 1"). We are also forwarding via facsimile courtesy copies of this letter and Amendment No. 1 (marked to show changes from the Schedule TO-I filed January 24, 2005 (the "Schedule TO")) to you. We have been advised that changes in Amendment No. 1 from the Schedule TO, as submitted herewith in electronic format, have been tagged.

Based upon the Commission's review of the Schedule TO, the Commission issued a comment letter dated February 2, 2005. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number in Amendment No. 1.

Schedule To
-----------

1. COMMENT: We note that the financial information required by Item 1010(a) of Regulation M-A has been incorporated by reference into the schedule. It appears, however, that at least a summary of that information, as described in Item 1010(c) of Regulation M-A, should be provided in the disclosure given to warrant holders. See Instruction 6 of Item 10 of Schedule TO. Please advise use as to how the company intends to disseminate the summary financial information. See Manual of Publicly Available Telephone Interpretations, Third Supplement (July
         2001), H.7.

         RESPONSE: We note your comment and have included the summary financial information of the Company in the revised Offer Letter to Warrant Holders (the "Offer Letter"), which will be sent out to warrant holders on the date we file Amendment No. 1. Please note that Item 1010(c)(4) (Ratio of earnings to fixed charges) and Item 1010(c)(6) (Pro forma data) of Regulation M-A are not applicable to the Company and/or the offer and have therefore been omitted.

2. COMMENT: Please provide the information required pursuant to General Instruction C to Schedule TO with regard to each executive officer and director of the company. Also provide the information required pursuant to Item 1003(a) of Regulation M-A with regard to these individuals.

         RESPONSE: We note your comment and have revised the Schedule TO as follows:

         (1) The information required by Item 1005(e) of Regulation M-A for each executive officer, director and controlling person of the Company has been included under Item 5 of Amendment No. 1.

         (2) Item 1006(a) through (c) of Regulation M-A do not appear to be applicable to the executive officers, directors and controlling persons of the Company. Therefore, we have not revised Item 6 of the Schedule TO.

         (3) Item 1007(a), (b) and (d) of Regulation M-A do not appear to be applicable to the executive officers, directors and controlling persons of the Company. Therefore, we have not revised Item 7 of the Schedule TO.

         (4) We have revised the last paragraph under (b) of Item 8 of the Schedule TO to provide that each of Messrs. Wilhelm and Witten beneficially own approximately 2.6% of the outstanding warrants subject to the offer pursuant to Item 1008(a) of Regulation M-A.

         (5) The information required by Item 1003(a) of Regulation M-A (i.e., name and address) for each executive officer, director and controlling person of the Company has been included under Item 3 of Amendment No. 1.

The Offer
---------

         Section 1         General Terms
         ---------         -------------

3. COMMENT: Please advise us under what circumstances you would view oral notice as adequate to advise warrant holders of the extension of the offer. Also revise your disclosure to more fully advise warrant holders of how you would extend the offer. Refer to Rule 14e-1(d).

         RESPONSE: We note your comment and have deleted the reference to oral notice of any extension of the offer. We have further revised Section 1 ("Period of Offer") of the Offer Letter to provide that written notices of the extension of the offer will comply with the requirements of Rule 14e-1(d).

4. COMMENT: We note your disclosure that, during an extension, all warrants previously tendered will be "deemed exercised as of the original Expiration Date." Please revise to clarify that warrant holders may withdraw their securities at any time during which the offer remains open, including during an extension. See also Section 10 of the offer document.

         RESPONSE: We note your comment and have deleted the noted sentence from
         Section 1 (under "Period of Offer") and Section 10 of the Offer Letter. We have also revised

         Sections 1, 3 and 10 of the Offer to indicate that warrant holders may withdraw their securities at any time during which the offer remains open, including during any extension.

         Section 3         Withdrawal Rights
         ---------         -----------------

5. COMMENT: Refer to the second sentence of this section, in which you indicate that tenders are irrevocable after the expiration of the offer. Please revise to disclose that a tendering warrant holder also may withdraw any warrants not yet accepted for payment by the 40th business day after the commencement of the offer. See Rule 13e-4(f)(2)(ii).

         RESPONSE: We note your comment and have revised Section 3 of the Offer Letter to provide this disclosure.

6. COMMENT: You disclose that, if the company extends the offer or is delayed in accepting tendered securities, the company is not required to provide withdrawal rights to warrant holders. Please advise us under what circumstances the company would delay accepting tendered securities and how the company will comply with prompt payment under such a delay. Also revise to clarify that warrant holders may withdraw their securities during an extension of the offer, as discussed in comment 4, above.

         RESPONSE: We note your comment and have deleted from Section 3 of the Offer Letter any discussion regarding delay by the Company in accepting tendered securities. We have also revised Section 3 to provide that warrant holders may withdraw their securities at any time during which the offer remains open, including during an extension.

         Section 4     Acceptance for Payment of Warrants and Issuance of Shares
         ---------     ---------------------------------------------------------

7. COMMENT: Please clarify what "other required documents" warrant holders may need to submit in order to participate in the offer.

         RESPONSE: The note phrase has been deleted from Section 4 of the Offer Letter.

         Section 6         Background and Purpose of the Offer
         ---------         -----------------------------------

8. COMMENT: Refer to your disclosure regarding potential communications between the placement agent and warrant holders relating to the offer. Please advise us further, on a supplemental basis, regarding the terms of the private placement under which the placement agent will receive compensation based on the proceeds received by the company for the exercise of warrants.

         RESPONSE: We supplementally advise you that under the terms of the Placement Agency Agreement, dated September 3, 2004, between the Company and Joseph Stevens & Company, Inc. ("Joseph Stevens"), the Company agreed, as part of compensation payable to Joseph Stevens for placing the securities in the private placement, to pay to Joseph Stevens a cash fee equal to ten percent (10%) of the gross proceeds received by the Company upon the exercise of Warrants issued pursuant to the private placement. Joseph Stevens will not receive any fees from the exercise of Warrants issued in October 2004 to certain creditors and note holders of the Company pursuant to the terms of settlement agreements or previously issued convertible promissory notes. The Placement Agency Agreement, under which Joseph Stevens was the placement agent, specifically provides in pertinent part the following:

                  "For services of the Placement Agent hereunder, the Company will pay or caused to be paid to the Placement Agent at any Closing (or following the Placement in the case of Section 3(b)(ii)) the following fees:"

                  "(ii) a cash fee, equal to ten percent (10%) of the gross proceeds received by the Company upon the exercise of Warrants following the Initial Closing Date, payable on a weekly basis covering all Warrants exercised during the preceding week. If a holder of a Warrant exercises such Warrant, the Company shall give written notice of such occurrence to the Placement Agent, which notice shall include a statement of the fee to be paid to the Placement Agent;"

         As referenced above, the services of Joseph Stevens rendered under the Placement Agency Agreement solely consisted of conducting a private placement of the securities as the Company's exclusive placement agent by arranging sales of the securities during September and October 2004.

         Section 3(a)(9) of the Securities Act of 1993, as amended, provides an exemption for any security exchanged by the issuer with its existing security holders where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The fee that Joseph Stevens will receive upon the exercise of warrants is solely based on the services it provided in the private placement to the Placement Agency Agreement and not in connection with any solicitation of the tender offer of the warrants. At the time the Placement Agency Agreement was executed, a tender offer of the warrants was not even contemplated. The 10% fee is pursuant to the September 2004 Placement Agency Agreement, which sets forth the terms of a private placement, and nothing else. The 10% fee is payable to the placement agent irrespective of the tender offer of the warrants. Joseph Stevens was eligible to receive the 10% fee prior to the tender offer of the Warrants and it may receive the fee subsequent to the tender offer. The 10% fee is not based in any respect on the tender offer of the Warrants.

         Furthermore, Joseph Stevens is not promoting the tender offer, it is not expressing its views as to the fairness of the tender offer or the value of the securities, it is not making recommendations or giving advice, nor is it delivering a fairness opinion. To the extent that Joseph Stevens is involved in the tender offer, it is simply to assist the Company to effectuate the tender offer. Lastly, Joseph Stevens does not have a financial interest in the success of the tender offer as it would receive less fees from the exercise of warrants at $0.20 as opposed to the regular exercise price of $0.50. As such, we believe that the tender offer of the warrants falls within Section 3(a)(9) as there is no commission or other remuneration being paid or given, directly or indirectly, for soliciting the exchange.

         Alternatively, although we believe that Section 3(a)(9) applies, we also believe that the tender offer of the Warrants falls within Section 4(2) of the Securities Act since all the investors are current holders and received their securities from the October 2004 private placement or from issuances in October 2004 pursuant to the terms of settlement agreements or convertible promissory notes. These transactions were conducted under Section 4(2) and the rules and regulations promulgated thereunder, including Regulation D.

         Section 8         Transactions and Agreements Concerning Warrants
         ---------         -----------------------------------------------

9. COMMENT: We note that Messrs. Wilhelm and Witten each hold subject warrants. Please disclose whether they or any of the company's other affiliates plan to exercise their warrants at the decreased exercise price. See Item 1004(b) of Regulation M-A.

         RESPONSE: Except for Messrs. Wilhelm and Witten, no other affiliates of the Company hold the subject warrants. We have revised Section 8 of the Offer Letter to disclose that Messrs. Wilhelm and Witten do not plan to exercise their warrants at the reduced exercise price.

         Section 10        Extension of Tender Period; Termination; Amendments
         ----------        ---------------------------------------------------

10. COMMENT: We note your disclosure that the company reserves the right, in its "sole discretion," to terminate the offer and return any warrant "not theretofore accepted for exercise." By reserving the absolute right to reject all tendered warrants without setting out any objective criteria by which you will make this decision, the offer may then be viewed as illusory. Please advise or revise your document so that warrant holders may objectively verify the bases upon which you could terminate the offer. In addition, your reference to returning any securities not yet accepted for exercise implies that you may accept warrants prior to the expiration of the offer. Please clarify.

         RESPONSE: We note your comment and have revised the Offer Letter to delete any references to the right to terminate the offer in the Company's sole discretion. We have deleted the phrase "not theretofore accepted for exercise" and clarified in Section 4 of the Offer Letter that the Company's acceptance of warrants tendered will not become official until the expiration of the Offer.

11. COMMENT: It does not appear that there are any conditions to the offer, yet, in the second paragraph of this section you refer to extending the offer if the company waives a material condition. Please clarify and, if there are no conditions to the offer, confirm that you are making an absolute commitment to purchase the securities under any and all circumstances.

         RESPONSE: Since there are no conditions to the offer, the referenced language has been revised. Furthermore, we have provided clarification that the Company is making an absolute commitment to purchase the securities under any and all circumstances.

         Letter of Transmittal
         ---------------------

12. COMMENT: Refer to paragraph (e) of the warrant holder representations and warranties to the company. It does not appear appropriate to require security holders to attest to the fact that they have read the offer materials. Please delete or advise us as to the purpose of requesting this representation.

         RESPONSE:  We have deleted the noted representation.

13. COMMENT: Refer to Section 2 of the Letter, in which you state that, except as expressly provided in the offer, you will not accept any alternative, conditional or contingent tenders. It does not appear that any such tenders are provided for in the offer. Please advise us whether it is your intent to allow for such tenders.

         RESPONSE: We note your comment and have revised Section 2 to delete the phrase "except as expressly provided in the Offer."

14. COMMENT: Refer to Section 7 of the Letter, in which you reserve the right to waive any of the conditions of the offer with respect to the tender of "any particular Warrants." As discussed in comment 11, above, it is unclear whether the company intends to include conditions to the offer. If the company adds conditions to the offer, please revise your disclosure to make clear that, should you waive a condition, you will do so as to all warrant holders.

         RESPONSE: Please see our response to Comment 11 regarding the conditions to the offer.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael Yu at (310) 552-5000 or via fax at (310) 552-5001.

Sincerely,

/s/  Katherine J. Blair

Katherine J. Blair

cc:      Michael K. Wilhelm
         John N. Fermanis
         Thomas J. Poletti
         Michael S. Yu